LETTERHEAD OF OPTION PLACEMENT, INC.

August 12, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Peggy Fisher, Esq.

Re:	Option Placement, Inc.
Registration Statement on Form 10
Filed on April 24, 2009
File No. 000-53638

Dear Ms. Fisher:

This letter sets forth the responses of Option Placement, Inc. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter dated May 19, 2009 to Jonathon Patton, the President of the Registrant, with respect to the registration statement on Form 10 filed on April 24, 2009 ("Registration Statement").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided is responsive to your questions and comments.

Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing an amendment to the Registration Statement that incorporates the revisions made in response to the Staff's comments (the "Amendment").  References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in the Amendment.  Capitalized terms not defined herein have the meanings ascribed to them in the Registration Statement.

Item 1. Description of Business, page 1

Selection Criteria of a Target Business, page 2

1.
Regarding you disclosure on page 3 to engage unaffiliated third parties to perform due diligence, please clarify how you intend to compensation the third party given your limited financial resources.  In addition, indicate whether the party performing the due diligence may also act as a finder and disclose any potential conflicts of interest.

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

Response

We have revised the first full paragraph on page 3 to delete the reference to the Company's engaging third parties to conduct due diligence with respect to a Target Business and to indicate that any such due diligence will be conducted by management and the Company's counsel and accountants.  In view of the fact that we will not retain third parties to conduct due diligence relating to the Target Business, the Company will not be paying any fees in connection therewith nor will there be the possibility of a conflict of interest; thus we have not addressed these issues.

Item 1A. Risk Factors, page 7

2.
Please include a risk factor to highlight your "going concern" qualification in your auditor's report.  Include an explanation for the reasons for and effects of the language.  For example, does the existence of the language effect your cost of capital.

Response

We have added a new risk factor appearing on page 7 as the second risk factor to highlight the "going concern" qualification in our auditor's report.

3.	Please add a risk factor to disclose state law restrictions on the purchases and sales of your shares that you refer to on page 17 of your registration statement.

Response

We direct your attention to the risk factor titled "There is currently no trading market for our common stock" appearing on page 12 and carrying over to page 13 which makes reference to both federal and state law restrictions on purchases and sales of our common stock.

Our sole officer and director . . . . page 12

4.	Please clarify whether your officer and director has the present intention to become affiliated with other shell companies.

Response

We have revised the risk factor appearing on page 12 relating to conflicts of interest that may arise under certain circumstances by indicating that he has no present intention of becoming affiliated with any such entities.  We also have a statement to such effect at the end the third full paragraph on page 6.

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

Limitations on liability . . .. . page 12

5.	Please disclose the exceptions to eliminating personal liability you refer to in the first sentence.

Response

We have revised the risk factor relating to limitations on liability appearing on page 12 to identify the exceptions to eliminating personal liability for directors of our Company.

Item 9. Market Price of and Dividends . . . . page 16

6.	Your disclosure here and in the third paragraph on page 19 regarding the number of shareholders is inconsistent with your table on page 15, Please reconcile.

Response

We have revised the text in the first paragraph under "Item 9. Market Price of and Dividends" appearing on page 17 and in the paragraph under "Item 11. Description of Securities - Authorized Capital Stock" appearing on page 19 to indicate that there is one stockholder of record.

Financial Statements

7.	Consideration should be given on an ongoing basis to updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant's consent.

Response

We are filing the auditor's consent letter as Exhibit 23.1 to the Amendment.

8.
We note that your auditors indicate that they "audited the accompanying balance sheets of Option Placement, Inc. (A Development Stage Company) as of December 31, 2008, and the related statements of income, stockholders' deficit and loss and cash flows for each of the years in the period from inception (March 5, 2008) through December 31, 2008" in the scope paragraph of their report and also note the referenced scope in their audit appears consistent with the financial statements included in the filing.  However, we see that in so far as it relates to your auditors opinion paragraph, they refer to "the financial position of Option Placement as of December 31, 2008 and 2007 and the results of operations and its cash flows for each of the years in the two-year period ended December 31, 2008."  Please ask your auditors to tell us why they believe the opinion paragraph of their report is appropriate and to provide a revised audit report as necessary based on our concerns.

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

Response

The auditor’s report has been revised to reflect the correct time period audited.The revisions were made and now read: "for the period from inception (March 5,2008) through December 31, 2008."

Statement of Operations, page F-3

9.
Please tell us why the columns herein (and on page F-5 are labeled "For the Year Ending December 31, 2009" when it appears the period presented is actually the period from inception (March 5, 2008) through December 31, 2008 which is less than one year.

Response

The heading has been revised to read "for the period from inception (March 5,2008) through December 31, 2008."

Statement of Stockholders Deficit, page F-4

10.
Please tell us more about the $3,400 "distribution" disclosed herein.  Specifically, tell us why it resulted in an increase in your accumulated deficit during the period. We noted disclosures elsewhere in the filing that you have never paid dividends on your common stock.

Response

We advise the Staff, that $3,400 is not a distribution, but a payment made by the Registrant as a reduction to the Shareholder Loan outstanding.  The correct amount outstanding as of December 31, 2008 is $6,500 and not $9,900.  The audited financial statements and the notes and the auditor’s report have all been revised to reflect the revised amount.

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

In connection with our response to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel and auditor, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had with respect to the Registration Statement.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (803) 748-0332 or William Ruffa, company counsel, at (212) 355-0606.

Very truly yours, /s/ Jonathon Patton Jonathon Patton, President Option Placement, Inc.